Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

FAQs sent via email to members of the DivX sales team commencing on June 15, 2010

DivX Sonic Partner FAQ DOCUMENT

1.	How will this transaction affect my relationship and contract with DivX?

Our relationships and contracts with our customers and partners will remain unchanged for the short term. It is expected that this acquisition will add more value to our partners by helping them more directly capitalize on an end-to-end platform for the distribution of digital video content.

2.	What changes can I expect going forward from the combined companies?

In the short term, no changes will take place. Post closing, it is anticipated that the combined entity will be able to more effectively enable technologies for our partners to differentiate their products in the market place.

3.	Who will be my point person(s) for questions regarding this transaction?

Our partners should continue to maintain their primary relationship with DivX sales personnel. To the extent that there is overlap in account responsibility, we will make sure to conduct joint calls to ensure that our partners are not confused about their primary points of contact. For DivX licensing, maintain the DivX sales relationship. For embedded Roxio Now platforms, maintain Sonic sales relationship.

4.	What synergies can I expect from this transaction – how will this transaction benefit me?

It is expected that this acquisition will add more value to our partners by helping them more directly capitalize on an end-to-end platform for the distribution of digital video content.

5.	When is this transaction expected to be finalized?

The merger is subject to approval of the shareholders of both companies as well as applicable regulatory approvals and customary closing conditions. It is expected to close at the end of September. It would be inappropriate to speculate beyond that.

6.	What is the risk that this transaction does not get done?

The merger is subject to approval of the shareholders of both companies as well as applicable regulatory approvals and customary closing conditions. It is expected to close at the end of September. It would be inappropriate to speculate beyond that.

Forward-Looking Statements:

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information:

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Sonic and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC’s web site at www.sec.gov or by directing a request to either Sonic or DivX.